INVEST IN **NEUTRAL GROUND**

Relaunching a Favorite Chattanooga Restaurant



neutralgroundchatt.com Chattanooga TN

Food & Beverage | Minority Founder | Brick & Mortar | Restaurant

Highlights

1. Opening our first location, bringing award-winning Afro-Creole cuisine back to Chattanooga.
2. Offering investors a 1.5x return with an projected payback in 9 years (6% IRR).
3. Launched in June 2020 at Proof Bar & Incubator with $200k+ in sales in first full year 2021.
4. Successful expansion into catering and private events, generating $200k in sales in 2022.
5. Raising capital to open our first restaurant launching June 2024.
6. Targeting $900k in projected revenue in Year One.
7. Neutral Ground will help shape the culinary scene of Chattanooga and be a community hub.
8. Beyond the food, our vision is to inspire the youth in our community through food.

Our Founder



Kenyatta Ashford Chef and owner

Winner of the Food Network's Chopped in 2021 - Awarded a Jean-Louis Paladin Work Study grant by the James Beard Foundation - Opened and operated Neutral Ground for two years during the Covid-19 Pandemic

Purposeful Food, Heartfelt Hospitality, and a Focus on Community



My cooking seamlessly weaves together my Afro-Creole heritage and New Orleans roots. I seek to pay homage to the stories of my mother and ancestors, all while making my guests feel seen and understood.

This is the vision of Neutral Ground—a place where tradition meets nuance and where each dish becomes a tribute to my roots.

For me, success is not measured by personal gain alone; it lies in the transformation of my staff's lives and contributions to my community.

I dream of empowering others, igniting their passion for the culinary arts, and nurturing young minds from underserved communities. By giving back and investing in the next generation, I aim to create a network of Neutral Ground alumni who will carry the torch of inspiration forward.

My journey is a testament to the power of persistence, thoughtfulness, and unbridled giving. As I strive to create a legacy for Chattanooga's culinary arts, I invite you to join me.

Help me bring Neutral Ground to life. Together, let's create a space where heritage and creativity merge, and where the simple act of sharing a meal becomes the ultimate expression of hospitality.

Check out **our Instagram page** for more pictures of our food and team.

Investment Opportunity

Neutral Ground offers an opportunity for impact-minded investors to empower developing communities and contribute to a narrative of economic hope and prosperity.

- 1.5x return to investors

- Expected payback in 9 years (5% IRR)

- Quarterly payments of 6% of revenues, starting in Q3 2024

Revenue Projections for year one are $900k. We're expecting a 12% yearly growth rate after that.

Here is an economic model that shows revenue projections and a payback schedule for investors.

We strive to achieve a positive economic outcome for our investors and community through our venture. We aim to create a sustainable investment opportunity and deliver high value to all those invested in our mission.

Forward-looking projections are not guaranteed.

Use of Funds - Restaurant Buildout

Neutral Ground is seeking investment to transform an empty space into a fully operational restaurant.

The total cost estimate, covering all necessary expenses from conception to opening day is $450,000. The costs include the following:

- Equipment & Furniture: Equip Neutral Ground with top-notch stoves, ovens, coolers, chairs, tables, and small-wares

- Licensing & Permitting: Obtain licenses and permits including liquor license, food service license, certificate of occupancy, health permits, etc.

- Renovations: Engage an architect and contractor to design and build out the space.

- Salaries (first 6 months): Support a dedicated team during the critical launch phase.

Location, Location, Location

Neutral Ground will be strategically located between Highland Park and Southside, in a part of town that's known for high quality cuisine.

Participating in this location highlights our respect for the area's history and positions us at the heart of a thriving dining scene.

We're offering a unique menu that caters to our diverse target audience, offering authentic and creative meals that are inspired by my Afro-Creole heritage.

Progress to Date

– We opened in a shared kitchen incubator in Chattanooga in June of 2020, and generated $42,095 of revenue.

– In 2021, our first full year of operations, we generated $231,704 in revenue from a pop up. The space had 25 tables that were shared by 3 other restaurant concepts.

– Neutral Ground has maintained a loyal following after exiting the incubator. We've continued catering private events, and operating in specialized pop up events in Chattanooga, which allowed Neutral Ground to finish 2022 with $206,479 in revenue.

– I was the winner of **Chopped Time Capsule 90's** episode (available on Apple

I was the winner of **Chopped Time Capsule 90's** episode (available on Apple TV), which secured invitations to numerous other nationally syndicated food shows, further solidifying my presence in the culinary world.

– I graduated from the Culinary Institute of America and I have over 16 years experience in high-end restaurants. I've worked at a number of respected restaurants around the country. I was also a James Beard Foundation JLP work study grant winner, which enabled me to travel to Ghana, Benin, and Cameroon, where I garnered new skills and refined my cooking style.

- In 2018 I established the 4 Courses Supper Club. Over the past 3 years, I've fostered relationships with Public School culinary arts programs, and used my culinary connections to bring renowned celebrity chefs of color to host four-course meals in Chattanooga. These events are designed to allow the chefs, students, and paying diners to engage in meaningful conversations addressing pressing issues within the Black community. By actively involving students in these events, I've helped raise over $50k for public school culinary arts programs and provided students with hands-on experience and introductions to positive role models.

Beyond the Food - Vision for Neutral Ground

At Neutral Ground, our vision is to play a pivotal role in shaping Chattanooga's culinary scene by focusing on authenticity and unwavering quality. In contrast to many of the existing food options in Chattanooga, we are dedicated to offering a richer dining experience that delves into the essence of diverse cuisines. Our dream is to showcase new cultures through enlightening and immersive dining experiences, creating a vibrant culinary destination that sets a new standard for excellence in the city.

Moreover, we envision Neutral Ground as more than just a restaurant; it will be a dynamic learning kitchen. Recognizing the gap in opportunities for aspiring chefs in Chattanooga, we aim to bridge that divide. By collaborating with local high schools' culinary programs, we offer young people a chance to gain practical experience in fine dining without incurring expensive debts from traditional culinary schools. Our goal is to train and nurture skilled workers who will contribute to building the burgeoning culinary scene in Chattanooga. By providing a pathway for these talented individuals to join our team, we foster a sustainable and thriving culinary community.

Working with the youth in the community





A sample menu



Neutral 🚋 Ground

A Common Place

Chef Kenyatta Ashford
Sous Chef Jeremiah Vasterling
@neutralgroundchatt
www.neutralgroundchatt.com

About The Chef
Chef Kenyatta Ashford studied at the renowned Culinary Institute of America in Hyde Park, NY. He recently was awarded Jean-Louis Palladin Professional Work/Study Grant by the James Beard Foundation that he used to travel to Ghana and study cuisines of the African American diaspora and West Africa.

FOR THE TABLE

Pork & Oyster Hand Pies   12
Sequatchie Cove Ground Old Spot Pork Shoulder, Gulf Oysters, Ranch Dressing

French Fries   7
Idaho Russet Potatoes, Sea Salt (V)

West African Suya   9
Sequatchie Cove Old Spot Pork Belly, Peanuts, Salsa Criolla

Gulf Shrimp Salad   10
Plantain, Peanuts, Benne, Herbs, and Shito Aioli (GF)

NOODLES

Wok Fired Peanut & Garlic Noodles   16
Peanut and Coconut Sauce, Hearty Greens, Carrots, Peanuts, Herb Salad, Smoked Oyster Mushrooms, Murasaki Sweet Potato, Chili Oil (V)

Brisket Meatball Yakamein   17
Smoked Brisket Meatballs, House Noodles, Radish, Scallion, Soft Boiled Egg, Beef Broth

CHEF'S FREESTYLES

West African Red-Red   17
Ghanaian Stewed Sea Island Red Peas, Sweet Plantains,* Avocado, Carolina Gold Coconut Rice (V) (GF)

Wagyu & Jollof   35
Wagyu Bavette, Ghanian Jollof, Sea Island Red Peas, Peanut Sauce (GF w/o sauce)

"Hot" Catfish & Grits   25
Mississippi Catfish, Andouille Sausage, Smoked Tomato Gravy, Holy Trinity, Serrano Chili Cheese Grits.

Koji Aged Old Spot Pork Chop   60
18 oz. Shortloin Chop, Lemon Emulsion, Ash Roasted Sweet Potato (GF)

PO-BOYS

all po-boys are served with chips, or housemade fries for +$2.50

NOLA Hot Sausage Po-Boy   13
New Orleans-Style Hot Sausage Patties, Lettuce, Tomato, Pickle, Mayonnaise

"Nashville Hot" Fried Catfish Po-Boy   18
Mississippi Catfish*, Cole Slaw, Tomato, Pickle, Mayonnaise

Smoked Brisket Meatball Bahn-Mi   18
Pâte, Cucumbers, Pickled Carrots, Radishes, Serrano Chiles, Mayonnaise, Mint, Cilantro

Pork & Lemongrass Sausage Bahn-Mi   18
Sequatchie Cove Old Spot Pork, Pâte, Cucumbers, Pickled Carrots, Radishes, Serrano Chilies, Mayonnaise, Mint, Cilantro

Crispy Oyster Mushroom Po-Boy   14
Smoked Local Mushrooms*, Cole Slaw, Tomato, Pickle, Mayonnaise (Veg)

Farm & Producer Partners

Sequatchie Cove Farm, TN
Pickett's Ranch, TN
Wassawillow Farms, GA
Poppytons Farm, GA
Niedlov's Bakery,TN
Red Clay Farm, TN
Midway Mushrooms, TN
Crabtree Farms, TN



Neutral Ground's Hours of Operation
Dinner Wednesday - Saturday 5pm - 10pm
Sunday Brunch 11-3

*Potential Soy & Peanut Allergy: Soy Bean Oil & Peanut Oil are used in our friers. This kitchen handles peanuts, tree nuts, and shellfish.

Pictures of our food











Downloads

Neutral Ground Revenue Projections.pdf